Axonics Modulation Technologies, Inc.
26 Technology Drive
Irvine, CA 92618

November 15, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Chris Edwards

Re:    Axonics Modulation Technologies, Inc.
Registration Statement on Form S-3
Filed on November 6, 2019
File No. 333-234546
Request for Acceleration

Acceleration Request

Request Date: November 18, 2019
Request Time: 9:00 a.m. Eastern Time (or as soon thereafter as practicable)

Dear Mr. Edwards:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Axonics Modulation Technologies, Inc., a Delaware corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-234546) to become effective at 9:00 a.m. Eastern Time on November 18, 2019, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes K&L Gates LLP, counsel to the Company, to orally modify or withdraw this request for acceleration.
The Registrant requests that it be notified of such effectiveness by a telephone call to Michael A. Hedge at (949) 623-3519, or in his absence, Jason C. Dreibelbis at (949) 623-3543.
Sincerely,

AXONICS MODULATION TECHNOLOGIES, INC.

By: /s/ Raymond W. Cohen
Raymond W. Cohen
Chief Executive Officer

cc:	Michael Williamson, Axonics Modulation Technologies, Inc.
Michael A. Hedge, K&L Gates LLP
Jason C. Dreibelbis, K&L Gates LLP